

BOYD GAMING REPORTS THIRD QUARTER RESULTS

LAS VEGAS – OCTOBER 28, 2008 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the third quarter ended September 30, 2008.

For the quarter, we reported income from continuing operations of $8.7 million, or $0.10 per share, compared to $31.9 million, or $0.36 per share, in the same period last year. Our results were impacted by a continued deterioration in overall consumer spending, the addition of new competitors near Blue Chip, storm-related closures of Delta Downs and Treasure Chest, and disruption in the Louisiana and Mississippi markets from the Gulf Coast hurricanes.

Adjusted Earnings[1] from continuing operations for the third quarter 2008 were $14.0 million, or $0.16 per share, compared to $38.4 million, or $0.43 per share, for the same period in 2007. During the third quarter 2008, certain pre-tax adjustments, such as preopening expenses and write downs and other charges, reduced income from continuing operations by $9.0 million ($5.3 million, net of tax, or $0.06 per share). By comparison, the third quarter 2007 included certain pre-tax adjustments that had a net effect of reducing income from continuing operations by $10.1 million ($6.5 million, net of tax, or $0.07 per share). Adjusted Earnings for the third quarter 2008 were also adversely impacted by the closures of Treasure Chest and Delta Downs due to the Gulf Coast hurricanes, and reflect a full quarter of capitalized interest related to Echelon.

Net revenues were $426.5 million for the third quarter 2008, compared to $490.1 million for the same quarter in 2007, a decrease of 13.0%. Total Adjusted EBITDA was $101.2 million for the quarter, compared to $144.0 million in the prior year.

Keith Smith, President and Chief Executive Officer of Boyd Gaming, commented on the results, "The dynamics we've been dealing with for the last year continued during the quarter, as our nation's economic downturn accelerated and consumers across the country continued to face new challenges. Fortunately, people are still visiting our casinos, although they are more cautious with their discretionary spending. These are tough economic times, but our balance sheet remains strong, and we continue to produce significant cash flow. We are well-positioned to weather the current economic environment, and we will continue to look for innovative ways to adjust to challenges as they arise."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Year-To-Date Results

We reported a loss from continuing operations for the nine months ended September 30, 2008 of $2.2 million, or $0.03 per share, which includes an $84.0 million pre-tax impairment charge, principally related to the write-off of the Dania Jai-Alai intangible license right. By comparison, we reported income from continuing operations of $89.9 million, or $1.01 per share for the nine months ended September 30, 2007. Including discontinued operations, we reported net income for the nine months ended September 30, 2007 of $271.8 million, or $3.07 per share. Net income for the 2007 period includes a $285 million gain on the disposition of the Barbary Coast. There were no such discontinued operations reported during the 2008 period.

Adjusted Earnings from continuing operations for the nine months ended September 30, 2008 were $70.0 million, or $0.80 per share, as compared to $122.3 million, or $1.38 per share for the nine-month period in 2007.

Net revenues were $1.4 billion and $1.5 billion for the nine months ended September 30, 2008 and 2007, respectively. Total Adjusted EBITDA was $348.5 million for the current nine-month period. By comparison, total Adjusted EBITDA for the 2007 period was $443.2 million (or $446.3 million, excluding a $3.2 million estimated retroactive property tax charge for an unanticipated increase in assessed property value at Blue Chip).

Key Operations Review

Las Vegas Locals

In our Las Vegas Locals segment, third quarter 2008 net revenues were $181.8 million versus $203.8 million for the third quarter 2007. Third quarter 2008 Adjusted EBITDA was $45.7 million, a 25.5% decrease from the $61.3 million in the same quarter 2007. The decreases reflect lower citywide room rates and the varied economic factors weighing on consumers in the Las Vegas Valley during this difficult period, including continued declines in the local housing market and rising unemployment.

Downtown

Our Downtown Las Vegas properties generated net revenues of $55.6 million and Adjusted EBITDA of $6.9 million for the third quarter 2008, versus $59.3 million and $10.3 million, respectively, for the third quarter 2007. Contributing to the $3.4 million decrease in Adjusted EBITDA were declining economic conditions, as well as a significant reduction in commercial airline seat capacity from Hawaii, which adversely affected leisure travel from this primary feeder market.

Midwest and South

In our Midwest and South region, we recorded $189.1 million in net revenues for the third quarter 2008, compared to $226.9 million for the same period in 2007. Adjusted EBITDA for the current period was $39.1 million, versus $56.4 million in the third quarter 2007. Numerous factors were behind the region's decline, including increased competition and construction disruption at Blue Chip, the storm-related closures of Delta Downs and Treasure Chest, and disruption in the Louisiana and Mississippi markets from the Gulf Coast hurricanes.

The hurricanes adversely and directly impacted two of our three Louisiana operations. Treasure Chest closed Saturday, August 30, for eight days over Labor Day weekend, as the New Orleans area was under mandatory evacuation orders during Hurricane Gustav. Hurricane Ike resulted in a two-day closure starting September 12 at Treasure Chest. At Delta Downs, Gustav forced us to close for six days -- Saturday, August 30 to Thursday, September 4 -- and Hurricane Ike led to a second closure from September 11 to September 17. The hurricane closures totaled 10 days for Treasure Chest and 13 days for Delta Downs, including two full weekends at both properties.

Borgata

Borgata's operating income for the third quarter 2008 was $39.5 million, versus $54.5 million for the third quarter 2007. Net revenues for Borgata were $239.9 million for the third quarter 2008, up slightly compared to the $230.1 million recorded in the same quarter in 2007, due to the addition of The Water Club during the quarter. Adjusted EBITDA was $59.8 million, compared to $72.6 million for the third quarter 2007. The decline was primarily due to poor economic conditions, increased competition from slot operations in Pennsylvania, the addition of new hotel capacity in the Atlantic City market, and higher operating expenses related to the launch of The Water Club.

Paul Chakmak, Executive Vice President and Chief Operating Officer, said, "Like all consumer-driven businesses, we are feeling the impact of the current economic downturn. Although customers have become more selective with their discretionary spending, we believe we've made our product more competitive than ever over the last year. Throughout the Las Vegas region, we've undertaken a campaign to refresh our restaurant offerings and bring in nationally recognized brands. In Atlantic City, The Water Club at Borgata has set a new standard in that market. And at Blue Chip, we will open our new hotel product on January 22 (2009) allowing us to draw customers from more distant markets than before."

Key Financial Statistics

The following is additional information as of and for the three months ended September 30, 2008:

- September 30 debt balance: $2.6 billion
- September 30 cash: $123.6 million
- Maintenance capital expenditures during the quarter: $21.4 million
- Expansion capital expenditures during the quarter: $177.6 million
    - Echelon: $141.3 million
    - Blue Chip: $27.0 million
    - Other: $9.3 million
- Capitalized interest during the quarter: $10.8 million

- September 30 debt balance at Borgata: $702.9 million

Conference Call Information

We will host our third quarter 2008 conference call today (*Tuesday, October 28*) at 12:00 p.m. Eastern. The conference call number is **888.713.4215** and the passcode is **97547527**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call.

The conference call will also be available live on the Internet at www.boydgaming.com or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=95703&eventID=1983995

Participants may pre-register for the call at https://www.theconferencingservice.com/prereg/key.process?key=PGD9PNM8N

Pre-registrants will be issued a pin number to use when dialing into the live call, which will provide quick access to the conference by skipping the operator sequence upon connection.

Following the call's completion, a replay will be available by dialing 888.286.8010 beginning two hours after the completion of today's call and continuing through Tuesday, November 4. The passcode for the replay will be **45049663**. The replay will also be available on the Internet at www.boydgaming.com .

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to income (loss) from continuing operations for the three and nine months ended September 30, 2008 and 2007. Note that in the Company's periodic reports filed with the Securities and Exchange Commission, the results from Dania Jai-Alai and corporate expense are classified as part of total other operating costs and expenses and are not included in Reportable Segment Adjusted EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Net Revenues				
Las Vegas Locals	$ 181,793	$ 203,849	$ 586,183	$ 633,770
Downtown Las Vegas (a)	55,578	59,329	179,477	188,146
Midwest and South	189,084	226,877	592,677	696,560
Net revenues	$ 426,455	$ 490,055	$ 1,358,337	$ 1,518,476
Adjusted EBITDA				
Las Vegas Locals	$ 45,681	$ 61,313	$ 174,763	$ 202,736
Downtown Las Vegas	6,900	10,336	27,393	37,373
Midwest and South	39,103	56,432	130,039	168,630
Wholly-owned property Adjusted EBITDA	91,684	128,081	332,195	408,739
Corporate expense (c)	(10,672)	(11,671)	(36,103)	(33,859)
Wholly-owned Adjusted EBITDA	81,012	116,410	296,092	374,880
Our share of Borgata's operating income before net amortization, preopening and other items (d)	20,167	27,620	52,416	68,270
Adjusted EBITDA (e)	101,179	144,030	348,508	443,150
Other operating costs and expenses				
Deferred rent	1,115	1,130	3,345	3,390
Depreciation and amortization (f)	41,897	41,764	128,291	124,962
Preopening expenses	5,978	5,107	16,764	15,619
Our share of Borgata's preopening expenses	417	240	2,926	1,249
Our share of Borgata's write-downs and other charges, net	(3)	117	76	284
Share-based compensation expense	2,810	3,509	8,845	12,059
Write-downs and other charges	3,215	1,112	94,702	12,092
Total other operating costs and expenses	55,429	52,979	254,949	169,655
Operating income	45,750	91,051	93,559	273,495
Other non-operating items				
Interest expense, net (b)	26,344	34,490	83,754	104,725
Decrease (increase) in value of derivative instruments	-	3,532	(425)	1,007
Loss (gain) on early retirements of debt	(616)	-	(2,429)	16,945
Our share of Borgata's non-operating expenses, net	5,154	3,402	12,889	10,777
Total other non-operating costs and expenses, net	30,882	41,424	93,789	133,454
Income (loss) from continuing operations before income taxes	14,868	49,627	(230)	140,041
Provision for income taxes	(6,170)	(17,742)	(2,001)	(50,110)
Income (loss) from continuing operations	$ 8,698	$ 31,885	$ (2,231)	$ 89,931

    (a) Includes revenues related to Vacations Hawaii and other travel agency related entities of $9.9 million and $32.3 million for the three and nine months ended September 30, 2008, respectively, and $9.8 million and $32.2 million for the three and nine months ended September 30, 2007, respectively.

    (b) Net of interest income and amounts capitalized.

(c)   The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Corporate expense as reported on our condensed consolidated statements of operations	$ 12,540	$ 14,371	$ 42,323	$ 43,186
Corporate share-based compensation expense	(1,868)	(2,700)	(6,220)	(9,327)
Corporate expense as reported on the accompanying table	$ 10,672	$ 11,671	$ 36,103	$ 33,859

(d)   The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 19,429	$ 26,939	$ 48,441	$ 65,764
Add back:				
Net amortization expense related to our investment in Borgata	324	324	973	973
Our share of preopening expenses	417	240	2,926	1,249
Our share of write-downs and other charges, net	(3)	117	76	284
Our share of Borgata's operating income before net amortization, preopening and other items	$ 20,167	$ 27,620	$ 52,416	$ 68,270

(e) The following table reconciles Adjusted EBITDA to EBITDA and income (loss) from continuing operations.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Adjusted EBITDA	$ 101,179	$ 144,030	$ 348,508	$ 443,150
Deferred rent	1,115	1,130	3,345	3,390
Preopening expenses	5,978	5,107	16,764	15,619
Our share of Borgata's preopening expenses	417	240	2,926	1,249
Our share of Borgata's write-downs and other charges, net	(3)	117	76	284
Share-based compensation expense	2,810	3,509	8,845	12,059
Write-downs and other charges	3,215	1,112	94,702	12,092
Decrease (increase) in value of derivative instruments	-	3,532	(425)	1,007
Loss (gain) on early retirements of debt	(616)	-	(2,429)	16,945
Our share of Borgata's non-operating expenses, net	5,154	3,402	12,889	10,777
EBITDA	83,109	125,881	211,815	369,728
Depreciation and amortization	41,897	41,764	128,291	124,962
Interest expense, net	26,344	34,490	83,754	104,725
Provision for income taxes	6,170	17,742	2,001	50,110
Income (loss) from continuing operations	$ 8,698	$ 31,885	$ (2,231)	$ 89,931

(f) The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Depreciation and amortization as reported on our condensed consolidated statements of operations	$ 41,573	$ 41,440	$ 127,318	$ 123,989
Net amortization expense related to our investment in Borgata	324	324	973	973
Depreciation and amortization as reported on the accompanying table	$ 41,897	$ 41,764	$ 128,291	$ 124,962

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands, except per share data)			
Revenues				
Gaming	$ 351,788	$ 413,523	$ 1,125,812	$ 1,271,125
Food and beverage	59,767	68,277	191,577	205,538
Room	33,065	37,529	107,936	116,657
Other	28,021	29,155	89,077	95,122
Gross revenues	472,641	548,484	1,514,402	1,688,442
Less promotional allowances	46,186	58,429	156,065	169,966
Net revenues	426,455	490,055	1,358,337	1,518,476
Costs and expenses				
Gaming	169,045	182,777	518,427	576,024
Food and beverage	35,152	40,013	111,008	122,510
Room	10,991	11,775	33,594	35,137
Other	22,426	22,093	69,001	70,554
Selling, general and administrative	73,395	81,164	227,351	239,115
Maintenance and utilities	25,819	26,091	72,731	72,519
Depreciation and amortization	41,573	41,440	127,318	123,989
Corporate expense	12,540	14,371	42,323	43,186
Preopening expenses	5,978	5,107	16,764	15,619
Write-downs and other charges	3,215	1,112	94,702	12,092
Total costs and expenses	400,134	425,943	1,313,219	1,310,745
Operating income from Borgata	19,429	26,939	48,441	65,764
Operating income	45,750	91,051	93,559	273,495
Other expense (income)				
Interest income	(1,056)	-	(1,069)	(110)
Interest expense, net of amounts capitalized	27,400	34,490	84,823	104,835
Decrease (increase) in value of derivative instruments	-	3,532	(425)	1,007
Loss (gain) on early retirements of debt	(616)	-	(2,429)	16,945
Other non-operating expenses from Borgata, net	5,154	3,402	12,889	10,777
Total other expense, net	30,882	41,424	93,789	133,454
Income (loss) from continuing operations before income taxes	14,868	49,627	(230)	140,041
Provision for income taxes	(6,170)	(17,742)	(2,001)	(50,110)
Income (loss) from continuing operations	8,698	31,885	(2,231)	89,931
Discontinued operations:				
Income (loss) from discontinued operations (including a gain on disposition of $285,033 during the nine months ended September 30, 2007)	-	(88)	-	281,584
Benefit from (provision for) income taxes	-	31	-	(99,709)
Net income (loss) from discontinued operations	-	(57)	-	181,875
Net income (loss)	$ 8,698	$ 31,828	$ (2,231)	$ 271,806
Basic net income (loss) per common share:				
Income (loss) from continuing operations	$ 0.10	$ 0.36	$ (0.03)	$ 1.03
Net income (loss) from discontinued operations	-	(0.00)	-	2.08
Net income (loss)	$ 0.10	$ 0.36	$ (0.03)	$ 3.11
Weighted average basic shares outstanding	87,872	87,739	87,845	87,494
Diluted net income (loss) per common share:				
Income (loss) from continuing operations	$ 0.10	$ 0.36	$ (0.03)	$ 1.01
Net income (loss) from discontinued operations	-	(0.00)	-	2.06
Net income (loss)	$ 0.10	$ 0.36	$ (0.03)	$ 3.07
Weighted average diluted shares outstanding	87,923	88,885	87,845	88,639

The following table reconciles income (loss) from continuing operations based upon United States generally accepted accounting principles to adjusted earnings and adjusted earnings per share.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands, except per share data)			
Income (loss) from continuing operations	$ 8,698	$ 31,885	$ (2,231)	$ 89,931
Adjustments:				
Preopening expenses	5,978	5,107	16,764	15,619
Our share of Borgata's preopening expenses	417	240	2,926	1,249
Our share of Borgata's write-downs and other charges, net	(3)	117	76	284
Decrease (increase) in value of derivative instruments	-	3,532	(425)	1,007
Loss (gain) on early retirements of debt	(616)	-	(2,429)	16,945
Write-downs and other charges	3,215	1,112	94,702	12,092
Blue Chip retroactive property tax adjustment	-	-	-	3,163
Income tax effect for above adjustments	(3,731)	(3,614)	(39,365)	(18,018)
Adjusted earnings	$ 13,958	$ 38,379	$ 70,018	$ 122,272
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.16	$ 0.43	$ 0.80	$ 1.38
Weighted average diluted shares outstanding	87,923	88,885	87,845	88,639

The following table reports Borgata's financial results.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2007	2008	2007
	(In thousands)			
Gaming revenue	$ 207,352	$ 203,885	$ 564,510	$ 569,120
Non-gaming revenue	95,043	79,376	237,435	217,799
Gross revenues	302,395	283,261	801,945	786,919
Less promotional allowances	62,474	53,173	154,939	151,002
Net revenues	239,921	230,088	647,006	635,917
Expenses	180,139	157,500	486,588	448,297
Depreciation and amortization	19,445	17,348	55,585	51,080
Preopening expenses	835	480	5,852	2,498
Write-downs and other charges, net	(4)	234	153	568
Operating income	39,506	54,526	98,828	133,474
Interest expense, net	(8,691)	(7,908)	(20,878)	(23,424)
Benefit from (provision for) state income taxes	(1,616)	1,104	(4,900)	1,870
Total non-operating expenses	(10,307)	(6,804)	(25,778)	(21,554)
Net income	$ 29,199	$ 47,722	$ 73,050	$ 111,920

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations.

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2008		2007		2008		2007	
	(In thousands)							
Our share of Borgata's operating income	$	19,753	$	27,263	$	49,414	$	66,737
Net amortization expense related to our investment in Borgata		(324)		(324)		(973)		(973)
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$	19,429	$	26,939	$	48,441	$	65,764
Other non-operating net expenses from Borgata, as reported on our condensed consolidated statements of operations	$	5,154	$	3,402	$	12,889	$	10,777

The following table reconciles operating income to Adjusted EBITDA for Borgata.

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2008		2007		2008		2007	
	(In thousands)							
Operating income	$	39,506	$	54,526	$	98,828	$	133,474
Depreciation and amortization		19,445		17,348		55,585		51,080
Preopening expenses		835		480		5,852		2,498
Write-downs and other charges, net		(4)		234		153		568
Adjusted EBITDA	$	59,782	$	72,588	$	160,418	$	187,620

The following table reconciles Adjusted EBITDA to EBITDA and Net income for Borgata.

	Three Months Ended September 30,				Nine Months Ended September 30,			
	2008		2007		2008		2007	
	(In thousands)							
Adjusted EBITDA	$	59,782	$	72,588	$	160,418	$	187,620
Preopening expenses		835		480		5,852		2,498
Write-downs and other charges, net		(4)		234		153		568
EBITDA		58,951		71,874		154,413		184,554
Depreciation and amortization		19,445		17,348		55,585		51,080
Interest expense, net		8,691		7,908		20,878		23,424
Provision for (benefit from) state income taxes		1,616		(1,104)		4,900		(1,870)
Net income	$	29,199	$	47,722	$	73,050	$	111,920

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

Note that while the Company will continue to include the results of Dania Jai-Alai and corporate expense in Adjusted EBITDA for purposes of its earnings releases, in filings of the Company's periodic reports with the Securities and Exchange Commission, the results of Dania Jai-Alai and corporate expense are not included in the Company's Reportable Segment Adjusted EBITDA. Effective April 1, 2008, the Company reclassified the reporting of its Midwest and South segment to exclude the results of Dania Jai-Alai, since it does not share similar economic characteristics with our other Midwest and South operations. In the Company's periodic reports, Dania Jai-Alai's results are included as part of total other operating costs and expenses. In addition, as of the same date, we reclassified the reporting of corporate expense to exclude it from our subtotal for Reportable Segment Adjusted EBITDA and include it as part of total other operating costs and expenses. Furthermore, in the Company's periodic reports, corporate expense is presented to include its portion of share-based compensation expense.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, write-downs and other charges, change in value of derivative instruments, gain/loss on early retirements of debt, and our share of Borgata's non-operating expenses, preopening expenses and write-downs and other charges, net. In addition, Adjusted EBITDA includes the results of Dania Jai-Alai and corporate expense. A reconciliation of Adjusted EBITDA to EBITDA and income (loss) from continuing operations, based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is income (loss) from continuing operations before preopening expenses, change in value of derivative instruments, write-downs and other charges, Blue Chip retroactive property tax adjustment, gain/loss on early retirements of debt, and our share of Borgata's preopening expenses and write-downs and other charges, net. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of income (loss) from continuing operations based upon GAAP to Adjusted Earnings and Adjusted EPS are included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding the Company's strategy, expenses, revenue, earnings, cash flow, Adjusted EBITDA, Adjusted Earnings or Earnings Per Share. In addition, forward-looking statements include statements regarding the effects of competition and construction disruption on Blue Chip's operating results, the slowing economy, the impact of the economic downturn on the Company's various properties and the regions in which they operate, deterioration in consumer spending, strength of the Company's balance sheet and the Company's continuing ability to produce significant cash flow, that the Company is well positioned to weather the current economic environment, that the Company's product offerings are more competitive, that the Company is able to draw customers from distant markets, and that patrons will choose the Company's properties over other gaming properties. Forward-looking statements also include statements regarding the Company's expectation as to amenities and the date when the new hotel at Blue Chip will open. Forward- looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances when or if the economy will improve, whether the Company will be able to remain well positioned to weather the current economic environment and whether the Company will be able to remain competitive and attract patrons to its properties. Further risks include the timing or effects of the Company's delay of construction at Echelon and when, or if, construction will be recommenced, the effect that such delay will have on the Company's business, operations or financial condition, the effect that such delay will have on the Company's joint venture participants, and whether such participants (or other Echelon project participants) will terminate their agreements or arrangements with the Company, or whether any such participants will require any additional fees or terms that may be unfavorable to the Company, whether the Company will be able to reach agreement on any modified terms with its joint venture participants, that Borgata's or Blue Chip's position, performance or demand will change, and the timing, cost, progress or anticipated amenities and features for the Blue Chip expansion project. Additional factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions (and the ability of the Company's joint venture participants to secure favorable financing, if at all) and the effects of war, terrorist or similar activity. In addition, the Company's development and expansion projects are subject to the many risks inherent in the expansion or renovation of an existing enterprise or construction of a new enterprise, including poor performance or non-performance by any of the joint venture partners or other third parties on whom the Company is relying, unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the

Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's filings with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 16 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, and Louisiana. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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